UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report: November 10, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is [XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX].

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
REPORTS THIRD QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $43.7 million in the third quarter of 2011, an increase of 19 percent from the third quarter of 2010.
•	Declared third quarter 2011 cash distribution of $0.63 per unit.
•	Took delivery of three LNG carriers and two Multigas/LPG carriers between late-August and late-October, all of which are operating under long-term fixed-rate charters.
•
In October 2011, agreed to acquire through the Teekay LNG Marubeni Joint Venture, ownership interests in eight LNG carriers from A.P. Moller-Maersk A/S for a total price of $1.4 billion; subsequently completed a public offering of 5.5 million common units to finance Teekay LNG’s $146 million pro rata equity contribution for these vessels.

•	Management intends to recommend a 7 percent increase to quarterly distribution to $0.675 per unit commencing with the first quarter 2012 distribution payable in May 2012.
Hamilton, Bermuda, November 10, 2011 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported the Partnership’s results for the quarter ended September 30, 2011. During the third quarter of 2011, the Partnership generated distributable cash flow(1) of $43.7 million, compared to $36.7 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the November 2010 acquisition of a 50 percent interest in two LNG carriers, the June 2011 acquisition of one Multigas carrier, the August 2011 acquisition of a 33 percent interest in one LNG carrier, the September 2011 acquisition of one LPG carrier, and fewer off-hire days relating to scheduled drydockings, partially offset by the sale of the Dania Spirit LPG carrier in November 2010.
On October 18, 2011, the Partnership declared a cash distribution of $0.63 per unit for the quarter ended September 30, 2011. The cash distribution is payable on November 14, 2011 to all unitholders of record on November 2, 2011.
The Maersk LNG Transaction
In October 2011, the Partnership announced that its joint venture with Marubeni Corporation (Marubeni) (the Teekay LNG Marubeni Joint Venture) agreed to acquire ownership interests in eight LNG carriers (the Maersk LNG Carriers) from Denmark-based global conglomerate, A.P. Moller-Maersk A/S, for an aggregate purchase price of approximately $1.402 billion. The Teekay LNG Marubeni Joint Venture, in which Teekay LNG and Marubeni have 52 and 48 percent economic interest, respectively, but share control, will acquire 100 percent interests in six LNG carriers and 26 percent interests in two LNG carriers. Five of the eight Maersk LNG Carriers to be acquired are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other three vessels are currently operating under short-term, fixed-rate time-charters, one of which includes an extension option which if exercised would extend its charter by 18 years. In addition, the owner of the remaining interests in the two LNG carriers in which the Teekay LNG Marubeni Joint Venture will acquire 26 percent interests will have the right to require the Joint Venture to acquire up to all of such remaining interests. Since control of the Teekay LNG Marubeni Joint Venture will be shared jointly between Teekay LNG and Marubeni, the Partnership expects to account for the Teekay LNG Marubeni Joint Venture using the equity method. The transaction is expected to close by early 2012.
In early November 2011, the Partnership completed a public offering of 5.5 million common units (excluding the underwriters’ overallotment option), for net proceeds of approximately $179.5 million, a portion of which is intended to be used to finance the Partnership’s $146 million pro rata equity contribution for the Maersk LNG carriers.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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“We believe the acquisition of the Maersk LNG fleet, through our joint venture with Marubeni, combined with the recent delivery of several newbuilding vessels, will result in significant distributable cash flow growth for the Partnership,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “Since the end of August, we have taken delivery of the first three of the four Angola LNG carriers, in which the Partnership owns a 33 percent interest, as well as the final two Skaugen LPG carriers. All of these vessels are now operating under long-term fixed-rate charters. In addition, given the strength of the current LNG shipping market, the Maersk LNG Carriers that are currently employed on short-term charters should provide potential upside to the Partnership to the extent these contracts are renewed at higher rates. As a result of these accretive fleet additions, management intends to recommend to the Teekay GP LLC Board of Directors an increase to the quarterly distribution of $0.045 per common unit, or 7 percent, subject to the completion of the Maersk LNG fleet acquisition. This increase would commence with the first quarter 2012 distribution to be paid in May 2012, which would be timed to match the expected completion of the Maersk LNG transaction.”
Mr. Evensen added, “Our $180 million follow-on equity offering, which closed earlier this week, will more than cover the Partnership’s pro rata equity contribution of approximately $146 million for the Maersk LNG transaction. With the additional proceeds adding to our existing liquidity, the Partnership remains financially well positioned with approximately $460 million of total liquidity on a pro forma basis, after giving effect to the Maersk LNG transaction and the acquisition of the third Angola LNG carrier and second Skaugen Multigas carrier in October 2011.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2011:

	Number of Vessels
			Committed
			Newbuildings/
	Delivered		Pending
	Vessels		Acquisitions		Total
LNG Carrier Fleet	20	(1)	9	(2)	29
LPG/Multigas Carrier Fleet	5		—		5
Conventional Tanker Fleet	11		—		11

Total	36		9		45

(1)	The Partnership’s ownership percentages in these vessels range from 33 percent to 100 percent.

(2)
Represents the 33 percent interest in one Angola LNG carrier under construction and eight Maersk LNG Carriers to be acquired with the Partnership’s pro rata ownership ranging from 14 percent to 52 percent, as described above.

In September and October 2011, Teekay LNG took delivery of the final of three newbuilding LPG carriers and final of two newbuilding Multigas carriers, respectively, for a combined cost of approximately $88 million. Upon their respective deliveries, the vessels commenced 15-year fixed-rate charters to I.M. Skaugen ASA.
In addition, between late-August and late-October 2011, Teekay LNG acquired from Teekay Corporation, its 33 percent interest in the first three Angola newbuilding LNG carriers.
The remaining fourth Angola LNG carrier is expected to deliver in January 2012. The vessels are chartered for a period of 20 years at fixed-rates, with inflation adjustments, to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI.
Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $29.7 million for the quarter ended September 30, 2011, compared to $23.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $2.0 million and $63.9 million for the three months ended September 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income (loss) attributable to the partners, on a GAAP basis, of $27.6 million and ($40.0) million for the three months ended September 30, 2011 and 2010, respectively.
During the nine months ended September 30, 2011, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $79.1 million, compared to $69.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $29.6 million and $58.4 million for the nine months ended September 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $49.5 million and $11.3 million for the nine months ended September 30, 2011 and 2010, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the consolidated statements of income (loss). This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income (loss) as detailed in footnote 2 of the Summary Consolidated Statements of Income (Loss).
The Partnership’s financial statements for prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income (loss) which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	September 30, 2011			September 30, 2010
	(unaudited)			(unaudited)
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment	Total
Net voyage revenues(i)	68,921	28,028	96,949	66,613	24,818	91,431
Vessel operating expenses	11,803	10,563	22,366	11,422	9,541	20,963
Depreciation and amortization	15,689	7,343	23,032	15,149	6,977	22,126
Cash flow from vessel operations(ii)	56,019	14,383	70,402	53,677	12,946	66,623

(i)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)
Cash flow from vessel operations represents income from vessel operations before (a) depreciation and amortization expense and (b) adjusting for direct financing leases to a cash basis. However, the Partnership’s cash flow from vessel operations does not include the Partnership’s portion of cash flow from vessel operations for joint ventures accounted for by the Partnership on an equity basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas segment increased to $56.0 million in the third quarter of 2011 from $53.7 million in the same quarter of the prior year. This increase is primarily due the acquisition of a newbuilding Multigas carrier in mid-June 2011 and a newbuilding LPG carrier in mid-September 2011, partially offset by the sale of the Dania Spirit LPG carrier in November 2010.
Cash flow from vessel operations, as reported in the above table, does not include the Partnership’s share of cash flow from vessel operations of $15.2 million for the three months ended September 30, 2011 from the Partnership’s three equity-accounted joint ventures, RasGas 3, Exmar and Angola. The RasGas 3 Joint Venture is the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers. The Exmar Joint Venture is the Partnership’s 50 percent ownership interest in the joint ventures with Exmar NV which, collectively, own two LNG carriers. The Angola Joint Venture is the Partnership’s 33 percent ownership interest in three LNG carriers that delivered during August, September, and October 2011, respectively, with a fourth carrier scheduled to deliver in January 2012.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $14.4 million in the third quarter of 2011 from $12.9 million in the same quarter of the prior year. This increase is primarily due to a decrease in off-hire days relating to scheduled drydockings in the third quarter of 2011 compared to the same period in the prior year.
Liquidity
As of September 30, 2011, the Partnership had total liquidity of $477.7 million (comprised of $101.5 million in cash and cash equivalents and $376.2 million in undrawn credit facilities), compared to total liquidity of $551.1 million as of June 30, 2011. Total liquidity decreased primarily as a result of the Partnership’s acquisition of the final Skaugen LPG carrier in September 2011 and the acquisition of 33 percent ownership interests in the two Angola LNG carriers that delivered during the third quarter of 2011.
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Conference Call
The Partnership plans to host a conference call on November 11, 2011 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2011. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 1403031.
•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).
A supporting Third Quarter 2011 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.
The conference call will be recorded and available until Friday, November 18, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 1403031.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners provides LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of 21 LNG carriers (including one LNG regasification unit), five LPG/Multigas carriers and 11 conventional tankers. The Partnership’s interest in these vessels ranges from 33 to 100 percent. One of the 21 LNG carriers is a newbuilding scheduled for delivery in 2012. In addition, through a joint venture with Marubeni Corporation, the Partnership has agreed to acquire ownership interests in eight LNG carriers and expects this transaction to close by early 2012.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Website: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	97,256	92,247	92,154	282,722	276,492

OPERATING EXPENSES
Voyage expenses	307	685	723	1,362	1,357
Vessel operating expenses	22,366	23,388	20,963	66,561	64,032
Depreciation and amortization	23,032	22,171	22,126	67,552	66,689
General and administrative	5,804	6,535	5,252	18,665	15,681
Restructuring charge	—	—	—	—	175

	51,509	52,779	49,064	154,140	147,934

Income from vessel operations	45,747	39,468	43,090	128,582	128,558

OTHER ITEMS
Interest expense	(12,129)	(12,136)	(12,708)	(36,019)	(36,802)
Interest income	1,576	1,698	2,083	4,852	5,385
Realized and unrealized (loss) gain on derivative instruments(2)	(37,690)	(27,329)	(33,423)	(54,250)	(105,784)
Foreign exchange (loss) gain(3)	29,480	(8,859)	(39,839)	(412)	20,017
Equity income (loss)(4)	891	3,447	(870)	12,395	(2,483)
Other income (expense) — net	309	22	26	(916)	380

Net income (loss)	28,184	(3,689)	(41,641)	54,232	9,271

Net income (loss) attributable to:
Non-controlling interest	535	(561)	(1,665)	4,731	(4,239)
Dropdown Predecessor(1)	—	—	—	—	2,258
Partners	27,649	(3,128)	(39,976)	49,501	11,252

Limited partners’ units outstanding:
Weighted-average number of common units outstanding	59,357,900	59,152,816	53,755,351	57,887,847	50,388,092
- Basic and diluted
Weighted-average number of subordinated units outstanding	—	—	—	—	2,428,776
- Basic and diluted

Weighted-average number of total units outstanding	59,357,900	59,152,816	53,755,351	57,887,847	52,816,868
- Basic and diluted

Total number of units outstanding at end of period	59,357,900	59,357,900	54,053,351	59,357,900	54,053,351

(1)
Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition in March 2010 by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.

(2)
The realized losses relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below.

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	Three Months Ended			Nine Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Realized losses relating to:
Interest rate swaps	(10,022)	(10,046)	(10,306)	(30,305)	(32,101)
Toledo Spirit time-charter derivative contract	—	(53)	—	(53)	—

	(10,022)	(10,099)	(10,306)	(30,358)	(32,101)

Unrealized (losses) gains relating to:
Interest rate swaps	(29,268)	(16,430)	(23,917)	(25,892)	(72,183)
Toledo Spirit time-charter derivative contract	1,600	(800)	800	2,000	(1,500)

	(27,668)	(17,230)	(23,117)	(23,892)	(73,683)

Total realized and unrealized (losses) gains on derivative instruments	(37,690)	(27,329)	(33,423)	(54,250)	(105,784)

(3)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income (loss).

(4)
Equity income (loss) includes unrealized (losses) gains on derivative instruments of ($5.5) million, ($3.2) million and ($4.3) million for the three months ended September 30, 2011, June 30, 2011 and September 30, 2010, respectively, and ($6.1) million and ($12.8) million for the nine months ended September 30, 2011 and 2010, respectively.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	101,499	74,508	81,055
Restricted cash — current	85,726	91,723	82,576
Other current assets	17,586	16,955	25,273
Advances to affiliates	3,510	3,157	6,133
Restricted cash — long-term	492,837	493,820	489,562
Vessels and equipment	1,980,613	1,962,794	1,940,041
Advances on newbuilding contracts	41,338	40,835	79,535
Net investments in direct financing leases	411,158	412,828	415,695
Derivative assets	152,536	67,529	62,283
Investments in joint ventures	190,040	184,229	172,898
Other assets	31,724	31,978	33,167
Intangible assets	116,698	118,981	123,546
Goodwill	35,631	35,631	35,631

Total Assets	3,660,896	3,534,968	3,547,395

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	56,244	59,847	56,971
Current portion of long-term debt and capital leases	258,878	561,591	343,790
Advances from affiliates and joint venture partners	78,452	83,721	133,410
Long-term debt and capital leases	1,867,631	1,501,098	1,793,459
Derivative liabilities	314,110	201,435	199,965
Other long-term liabilities	108,484	107,580	106,477
Equity
Non-controlling interest(2)	22,873	21,191	17,123
Partners’ equity	954,224	998,505	896,200

Total Liabilities and Total Equity	3,660,896	3,534,968	3,547,395

(1)
Due to the Partnership’s agreement to acquire Teekay Corporation’s 100 percent interest in two Multigas carriers, under GAAP it was required to consolidate these vessels prior to the actual acquisition date. Acquisition of the first Multigas carrier was on June 15, 2011 and the remaining Multigas carrier was delivered on October 17, 2011.

(2)
Non-controlling interest includes the 30 percent equity interest of the RasGasII Project, the 31 percent equity interest in the Tangguh project, the 1 percent equity interest in the Kenai LNG carriers, the 1 percent equity interest in the Excalibur Joint Venture, and the 1 percent equity interest in the four Skaugen LPG/Multigas Carriers that had delivered as of September 30, 2011, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2011	2010(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	134,172	127,939

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	219,401	39,231
Scheduled repayments of long-term debt	(54,563)	(56,415)
Prepayments of long term debt	(173,000)	(42,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(7,502)	(7,288)
Proceeds from follow-on offering net of offering costs	161,655	50,921
Advances from (to) affiliates	1,596	(2,549)
(Increase) decrease in restricted cash	(3,381)	449
Repayment of joint venture partners’ advances	(59)	(1,250)
Distribution to Teekay Corporation for the acquisition of the Bermuda Spirit, Hamilton Spirit and Alexander Spirit	—	(33,997)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	466
Cash distributions paid	(118,809)	(100,053)
Purchase of Skaugen Multigas Subsidiary	(55,313)	—
Proceeds on sale of 1% interest in Skaugen LPG Carriers and Skaugen Multigas Subsidiaries	1,220	—
Other	(201)	(131)

Net financing cash flow	(28,956)	(152,616)

INVESTING ACTIVITIES
Purchase of investment in two Angola LNG Carriers	(38,447)	—
Advances to joint venture partner and to joint venture	—	(6,900)
Receipts from direct financing leases	4,536	4,195
Expenditures for vessels and equipment	(50,861)	(7,883)

Net investing cash flow	(84,772)	(10,588)

Increase (decrease) in cash and cash equivalents	20,444	(35,265)
Cash and cash equivalents, beginning of the period	81,055	108,350

Cash and cash equivalents, end of the period	101,499	73,085

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the period from September 3, 2009, June 24, 2009 and May 27, 2009, respectively to March 17, 2010, when the vessels were under the common control of Teekay, but prior to their acquisition by the Partnership.

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) — GAAP basis	28,184	(41,641)	54,232	9,271
Less:
Net (income) attributable to Dropdown Predecessor	—	—	—	(2,258)
Net (income) loss attributable to non-controlling interest	(535)	1,665	(4,731)	4,239

Net income (loss) attributable to the partners	27,649	(39,976)	49,501	11,252
Add (subtract) specific items affecting net income (loss):
Foreign exchange (gain) loss(1)	(29,480)	39,839	412	(19,892)
Unrealized losses from derivative instruments(2)	27,668	23,117	23,892	73,683
Unrealized losses from derivative instruments from equity accounted investees(2)	5,513	4,319	6,113	12,838
Restructuring charge and other(3),(4)	—	364	949	2,136
Non-controlling interests’ share of items above	(1,693)	(3,716)	(1,763)	(10,414)

Total adjustments	2,008	63,923	29,603	58,351

Adjusted net income attributable to the partners	29,657	23,947	79,104	69,603

(1)	Foreign exchange gains primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros.

(2)	Reflects the unrealized loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)
Amount for nine months ended September 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants to Teekay’s former President and Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

(4)	Additional crew training charges received, but relating to prior periods, of $0.4 million and $2.0 million were incurred during the three months and nine months ended September 30, 2010, respectively.
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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, deferred income taxes, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

Three Months
Ended
September 30,
2011
(unaudited)

Net income:	28,184
Add:
Depreciation and amortization	23,032
Partnership’s share of joint ventures DCF before estimated maintenance capital expenditures	9,658
Unrealized loss from derivatives and other non-cash items	28,891
Less:
Unrealized foreign exchange gain	(29,480)
Estimated maintenance capital expenditures	(11,471)
Equity income from joint ventures	(891)
Non cash tax expense	(454)

Distributable Cash Flow before Non-controlling interest	47,469
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,793)

Distributable Cash Flow	43,676

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2011
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	68,921	28,028	96,949
Vessel operating expenses	11,803	10,563	22,366
Depreciation and amortization	15,689	7,343	23,032
General and administrative	2,722	3,082	5,804

Income from vessel operations	38,707	7,040	45,747

	Three Months Ended September 30, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	66,613	24,818	91,431
Vessel operating expenses	11,422	9,541	20,963
Depreciation and amortization	15,149	6,977	22,126
General and administrative	2,921	2,331	5,252

Income from vessel operations	37,121	5,969	43,090

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; the timing and certainty of completion of the Teekay LNG Marubeni Joint Venture’s pending acquisition of the ownership interests in eight LNG carriers from A.P. Moller-Maersk A/S, including the aggregate purchase price to be paid by the Teekay LNG Marubeni Joint Venture for the ownership interests, the debt financing associated with the Maersk LNG transaction, the expected increase in the Partnership’s distributable cash flow, the potential upside relating to the charter renewals of the Maersk LNG Carriers currently operating under short-term contracts, and the timing of when the transaction is expected to close; the expected increase to the Partnership’s distributable cash flow resulting from the recent delivery of the Angola LNG carriers and the Skaugen Multigas/LPG carriers; the timing of the delivery of the fourth Angola LNG carrier; the Partnership’s financial position, including available liquidity; the accretive nature of proposed and recent transactions and the potential increase to the Partnership’s quarterly cash distribution per common unit commencing for the first quarter of 2012; and the ability of the Partnership to pursue additional projects and acquisitions. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; development of LNG and LPG projects; the inability of the Teekay LNG Marubeni Joint Venture to renew or replace the charter contracts; failure to satisfy the closing conditions for the acquisition of the Maersk LNG Carriers, including obtaining approvals from the charterers and relevant regulatory authorities; the potential election by owners of remaining interests in two of the LNG carriers, in which the Teekay LNG Marubeni Joint Venture is acquiring 26 percent interest, to exercise their rights to require the Teekay LNG Marubeni Joint Venture to acquire up to all of such remaining interests, or exercise their rights to acquire from A.P. Moller-Maersk the remaining 26 percent interest they do not currently own; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet and inability of the Partnership to renew or replace long-term contracts; shipyard production delays which would change the expected timing and cost of the remaining newbuilding vessel delivery; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F/A for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY G.P. LLC
	By:	/s/ Peter Evensen
Peter Evensen
Date: November 10, 2011		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)